

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 29, 2016

Gaston Pereira
Chief Executive Officer
QPAGOS
Paseo del la Reforma 404 Piso 15 PH
Col. Juarez, Del. Cuauhtemoc
Mexico, D.F. C.P. 06600

Re: QPAGOS
Registration Statement on Form S-1
Filed August 3, 3016
File No. 333-212859

Dear Mr. Pereira:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Given the size of the offering relative to the number of shares presently outstanding held by non-affiliates, as well as the nature of the offering and identity of the selling shareholders, including Eurosa, Inc. and Gibbs International, Inc., which appear to be your affiliates, we are concerned that this transaction could be a primary offering on behalf of the registrant. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. Please address in your response the factors identified in Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website. Please disclose the value of the consideration paid by the selling

stockholders for the shares, and the warrants overlying the shares, being registered by the registration statement. We may have further comments after reviewing your response.

2. We note that Asiya Pearls, Inc. identified as an emerging growth company in its Form 10-K for the fiscal year ended October 31, 2015. It appears that you are still an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. Please disclose that fact in your filing, or tell us why you do not believe that you are an emerging growth company.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4. In appropriate places, please identify the placement agent.

5. In an appropriate place, please include the disclosure required by Item 103 of Regulation S-K.

Prospectus Summary, page 1

6. We note your disclosure of your going concern opinion in your risk factors and in your financials. Please also discuss your auditor's going concern opinion in your prospectus summary and on the outside front cover page of your prospectus. In your prospectus summary, please also disclose that 71% of your outstanding stock is held, and will continue to be held after this offering, by officers, directors, principal stockholders and affiliated entities.

The Offering, page 4

7. Please revise the section "Securities offered" to clarify that this prospectus covers the *resale* of up to 16,136,274 shares of common stock.

Risk Factors

We rely on one outside vendor…, page 6

8. Please identify your one outside vendor, and file your agreement with such vendor as a material contract.

Market for Common Equity, related Stockholder matters and Issuer Purchases of Equity Securities, page 18

9. Please provide the full disclosure required by Item 201(a) of Regulation S-K. In this regard, please disclose the range of high and low bid information for the equity for each

full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included, or are required to be included by Article 3 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three Months Ended March 31, 2016 and March 31, 2015, page 20

10. You disclose other (expense) income includes lease payments to store owners for the placement of kiosks in their premises. Please tell us your basis in GAAP for classifying the expense as other (expense) income as opposed to cost of goods sold.

Liquidity and Capital Resources, page 23

11. We note your disclosure in the first paragraph that you raised $2.99 million from the issuance of common units at a price of $.625 per unit. However, the consolidated statements of changes in stockholders' equity (deficit) reflect the issuance of 2.392 million common shares at a price of $1.25 per share. Please reconcile these disclosures.

12. We note your disclosure in the fourth paragraph that you believe current cash balances together with revenue anticipated to be generated from operations will be sufficient to meet your current working capital needs. We also note you had a consolidated net loss of $2.5 million for the year ended December 31, 2015 and a loss of $2.7 million for the three months ended March 31, 2016, and used $2.7 million of cash for the year ended December 31, 2015 and $623 thousand for the three months ended March 31, 2016 for operating activities. Based on your current cash resources and anticipated revenues, please disclose the number of months that you are able to sustain operations. To the extent that you are unable to sustain operations for 12 months, also disclose the additional capital needed to continue operations for the next 12 months and discuss how you will address the shortfall if you are unable to raise the cash necessary to address your liquidity needs. Refer to Item 303 of Regulation S-K and the Commission's Guidance Regarding Management Discussion and Analysis of Financial Condition and Results of Operations, Release No. 34-48960 available on our web site at http://www.sec.gov.

Critical Accounting Policies and Estimates

13. Please revise to include a discussion of critical accounting estimates that addresses the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. Your disclosures should address estimates and assumptions that are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or your operating performance. Refer to Item 303 of Regulation S-K and the Commission's Guidance Regarding Management Discussion and Analysis of Financial Condition and

Results of Operations, Release No. 34-48960 available on our web site at
http://www.sec.gov.

Use of Proceeds, page 17

14. Please quantify the dollar amount of proceeds you will receive if all the warrants are
exercised, as well as the exercise price of the warrants. If this amount is significant then
please revise to more clearly articulate your intended use of proceeds. See Item 504 of
Regulation S-K.

Our Technology, page 29

15. We note your risk factor concerning your intellectual property in which you state: "We
rely on a combination of contractual rights, copyright, trademark and trade secret laws to
establish and protect our proprietary technology." However, we also note your disclosure
"Janor retains exclusive rights to any intellectual property, including any addition,
alteration, program updating, derivative or composed creation, obtained in the process of
usage of the programs." Please clarify your disclosures to discuss the importance and
duration of all material patents, trademarks and licenses that protect your "propriety
technology," and revise all your disclosure to be consistent. See Item 101(c)(1)(iv) of
Regulation S-K.

Competition, page 33

16. We note your disclosure on page 5 regarding the "highly competitive" industry in which
you operate and the competition you face from "financial and non-financial business
groups," such as "retail banks, non-traditional payment service providers…traditional
kiosk and terminal operators and electronic payment system operators." Please revise
this section to discuss fully the competitive conditions you face.

Selling Stockholders, page 34

17. Please identify all selling stockholders who are registered broker-dealers or affiliates of
broker dealers. Please note that a registration statement registering the resale of shares
being offered by a broker-dealer must identify the broker-dealer as an underwriter if the
shares were not issued as underwriting compensation. We may have additional
comments upon review of your response..

18. Please disclose the natural person(s) or public company that has the ultimate voting or
investment control over the shares held by Paulson Investment Company, LLC. Refer to
Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance
and Disclosure Interpretations located at our web-site, www.sec.gov.

Description of Securities, page 52

19. We note your disclosure that your authorized stock consists of 100,000,000 shares of common stock and 25,000,000 shares of preferred stock. However, the certificate of incorporation filed with the Commission on May 13, 2016 as an exhibit to Form 8-K states that the authorized stock consists of 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. Please revise or advise.

Consolidated Financial Statements, page 56

20. Please update the financial statements to include interim financial statements for the period ended June 30, 2015. Please refer to Rules 8-08 of Regulation S-X. In addition, please revise the December 31, 2015 financial statements to reflect the May 12, 2016 merger transaction.

Interim Financial Statements

Unaudited Condensed Statement of Comprehensive Loss, page F-2

21. Please provide us with your calculation of the weighted average number of shares outstanding used in your net loss per share calculations. Refer to ASC 805-40-45-3 and 4.

Note 4 Acquisition, page F-12

22. It does not appear the shares of common stock retained by the legal acquirer (accounting acquiree) in return for the net assets of Asiya in connection with the May 12, 2016 merger transaction was reflected as a share issuance in the statement of changes in stockholders' equity. Please tell us your basis in GAAP for reflecting the shares retained by the legal acquirer (accounting acquire) in return for net assets of Asiya in the beginning January 1, 2016 balance. Refer to ASC 805-40-45-2(d).

Note 10 Stockholders' Equity

(a) Common Stock, page F-15

23. Please disclose how you determined the fair value of common shares issued to consultants on February 16, 2016 and the fair value of restricted stock awards issued to officers.

ii. Restricted Stock Awards, page F-15

24. It appears the pre-Merger shares should be 720,000 versus 1,440,000. Please advise or revise.

25. Please tell us if the grant date price and fair value should be reduced in half in your table on page F-16 since you doubled the amount of shares granted related to the May 12, 2016 reverse merger transaction.

Annual Financial Statements

Consolidated Statements of Cash Flows, page F-23

26. Please tell us how the capital contribution is presented in the consolidated statements of changes in stockholder's equity (deficit).

Note 2 Accounting Policies and Estimates

h) Recent Accounting Pronouncements, page F-26

27. Please discuss the potential effects of adoption of each of the recently issued accounting standards is expected to have on the financial statements, or include a statement that the potential effects are not known or reasonably estimable.

p) Revenue Recognition, page F-30

28. Please disclose the nature of the revenues you generate including if you are selling or leasing products, services or both. Also, please revise to disclose whether you generate revenues from the sale or lease of kiosks, from fees charged to consumers that use your kiosks, terminals and other payment channels, service provider commissions and if you generate revenues from merchants for access to your network. In addition, please disclose the following:

- your revenue recognition policies for each source of revenue;

- whether you recognize revenues on a gross or net basis and the criteria supporting your accounting; and

- whether revenues are presented net or gross of VAT and other taxes you collect on behalf of governmental authorities.

Note 4 Acquisition, page F-31

29. Please provide us with your analysis of how you determined Qpagos and Redpag were deemed the accounting acquirers and QPAGOS was deemed the accounting acquiree in the August 27, 2015 series of agreements. Additionally, please tell us if Qpagos and Redpag were owned by the same individuals and provide us with the ownership make up of each company before the August 27, 2015 series of agreements. Finally, tell us how the conversion of debt to equity factored into your analysis. Refer to ASC 805-10-55-10 through 15.

30. Please tell us how the shares retained by the legal acquirer (accounting acquire) in return for its net assets are reflected in financial statements.

31. Please tell us why you did not file the series of agreements related to the reverse mergers with Qpagos and Redpag as Exhibits. Refer to Item 601(10) of Regulation S-K.

Note 5 Inventory, page F-32

32. We understand that you generate revenue from kiosk rentals and sales. If leasing is a significant part of your business activities please disclose a general description of your leasing arrangements and provide the disclosures required by ASC 840-20-50 and/or ASC 840-30-50. In addition, tell us how leased kiosks are accounted for and the amount of revenues generated from the sale and leasing of kiosks.

Note 7 Intangibles, Page F-32

33. Please tell us how you are accounting for the annual payments for the exclusive right to use the software in the Mexican market and the annual payments for the rights to use software updates.

Note 9 Stockholders Equity

(a) Common Stock, page F-38

34. Please tell us how you determined the value of common stock issued to consultants and advisers and restricted stock issued to employees.

35. Please tell us how the $288,000 of cost related to the restricted stock grants is recorded in your financial statements. In addition, you disclose that there will be no further expense related to the restricted shares. Please tell us how you have complied with ASC 718-10-35-2 which states that compensation costs for an award of share-based employee compensation shall be recognized over the requisite service period.

(c) Warrants, page F-39

36. We note that you issued warrants to purchase 2,930,200 shares of common stock in connection with the private placement. The table of warrant activity on page F-40 reflects the issuance of warrants to purchase 3,209,600 shares of common stock. Please tell us what the difference between these amounts represents. In addition, your disclosure on page F-38 of 538,200 additional warrants granted to your placement agent does not agree to your disclosure on page F-39 of 358,800 additional warrants granted to your placement agent. Please advise.

37. Please disclose the method and significant assumptions used to estimate the fair value of the warrants. Refer to ASC 718-10-50-2(f).

(e) Reverse merger transaction, page F-40

38. We noted that you retroactively reflected 2,459,314 shares related to consulting agreements with Qpagos and Redpag. Please tell us the total cost of those agreements and how you recorded the cost of those shares in your financial statements.

Item 15. Recent Sales of Unregistered Securities, page 58

39. Please furnish the complete disclosure required by Item 701(c) of Regulation S-K. In this regard, please indicate the value of the consideration you received in connection with the various issuances. In addition, we note that several issuances were made on reliance on Regulation D, but you do not appear to have filed any Forms D; please advise.

Exhibit 5.1

40. We note counsel's statement that the opinion is based on the NRS "with respect to the Shares and the laws of the State of Delaware as they relate to the Warrant Shares." It appears that the NRS also applies to the opinion regarding the legality of the Warrant Shares; please revise accordingly. In addition, it appears that the warrants issued to the placement agent are governed by Oregon law; please advise or revise the opinion accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lilyanna Peyser, Special Counsel at (202) 551-3222, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products